

March 25, 2009

<u>Via U.S. Mail and Facsimile (713-513-3455)</u>

Jack B. Moore
President and Chief Executive Officer
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, TX 77027

      Re: **Cameron International Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 25, 2009
               File No. 1-13884

Dear Mr. Moore:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please update us on the status of your subsidiaries' divestments in or winding down of business and transactions with Iran, Syria or Sudan since your letter to us of October 19, 2006. Please also describe any ongoing or pending transactions or business between your subsidiaries, joint ventures or other affiliates in Iran, Syria or Sudan.

2. In this respect, we note a December 2006 article discussing MB Holding Company, LLC's acquisition of a 51% stake in Cameron Services Middle East, LLC and also note from a February 2009 article and mbholding.com's website

that its MB Drilling Overseas subsidiary has operations and a subsidiary office in Syria. Please tell us the nature of your relationship with MB Holding and/or MB Drilling Overseas, and tell us the nature of any other transactions between these companies and your company or your subsidiaries, joint ventures or other affiliates.

3. We note disclosure on page 41 that your UK subsidiary divested its joint venture interest with the Iranian company in exchange for an $11.4 million note, the first installment of which is due in the first quarter of 2009. Please tell us the terms of this note, including identification of the obligor on the note, the interest rate and the maturity. Please also describe the terms of the divestment, including the amount and nature of all consideration exchanged.

4. Please tell us what you mean by the statement "the Company does not do business directly or through any subsidiary" in the next to last paragraph on page 41 where you discuss collection of the note.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance